Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three Months Ended March 31, 2026

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian Dollars

		March 31,	December 31,
As at	Notes	2026	2025

ASSETS
Current Assets
Cash		$147,339,721	$90,156,821
Receivables	4	1,156,922	1,041,582
Inventory	5	7,711,812	3,903,139
Prepaids and Deposits	6	3,356,456	4,757,100
		159,564,911	99,858,642

Non-current Assets
Equipment	7	1,314,092	1,192,074
Intangible assets		34,307	36,112
Investments		28,571	71,429
Right of use assets	8	193,935	229,616
TOTAL ASSETS		$161,135,816	$101,387,873

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	10,16	$4,260,247	$3,397,343
Customer deposits		317,034	417,641
Deferred income	11	176,663	165,237
Derivative liability	12	329,101	492,470
Lease liabilities	9	125,926	143,624
		5,208,971	4,616,315

Non-current Liabilities
Deferred Income	11	37,428	44,512
Lease liabilities	9	106,977	130,251
TOTAL LIABILITIES		5,353,376	4,791,078

SHAREHOLDERS’ EQUITY
Share capital	12	291,374,851	229,698,507
Reserves - share-based payments	12	10,568,042	7,347,457
Reserves - warrants		126,534	126,534
Accumulated deficit		(146,075,774)	(140,446,908)
Accumulated other comprehensive loss		(211,213)	(128,795)
TOTAL SHAREHOLDERS’ EQUITY		155,782,440	96,596,795
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$161,135,816	$101,387,873

Subsequent event (Note 18)

Approved and authorized for issuance by the Board of Directors on May 11, 2026.

“Kim Moody”	“Cameron Chell”
Director	Director

2

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss - Unaudited

Expressed in Canadian Dollars

		For the three months ended
		March 31, 2026	March 31, 2025

Sales of goods	13	$2,232,132	$1,541,811
Provision of services	13	80,221	5,904
TOTAL REVENUE		2,312,353	1,547,715

COST OF SALES	5	(1,964,592)	(1,237,627)

GROSS PROFIT		347,761	310,088

OPERATING EXPENSES
Amortization		$1,805	$2,257
Depreciation	7,8	121,251	75,416
Director fees	16	119,498	132,651
Insurance		228,118	155,749
Office and miscellaneous	14	1,886,108	704,519
Professional fees		603,159	415,120
Research and development		628,638	161,886
Share-based payments	12,16	244,064	288,883
Travel		629,568	125,008
Employee and management costs	16	3,501,014	1,849,546
		(7,963,223)	(3,911,035)
OTHER INCOME
Change in fair value of derivative liability	12	1,047,731	157,830
Finance and other costs		678,152	34,031
Foreign exchange gain (loss)		2,694,532	(17,240)
Gain on disposal of assets		(6,371)	-
Gain on recovery of notes receivable		-	25,951
Other expense	15	(2,427,448)	(24,450)
		$1,986,596	$176,122

NET LOSS		$(5,628,866)	$(3,424,825)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified to profit or loss
Foreign exchange translation		(39,561)	(16,060)
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI		(42,857)	7,173
COMPREHENSIVE LOSS		(5,711,284)	(3,433,712)

Net Loss per share – Basic & diluted		$(0.17)	$(0.63)
Weighted average number of common shares outstanding – Basic & diluted		32,371,209	5,427,795

3

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

						Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Reserves – Warrants	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2024	5,427,795	$110,742,984	$7,698,304	$3,776,428	$(117,465,829)	$(609,420)	$479,316	$4,621,783
Share issue costs	-	(306)	-	-	-	-	-	(306)
Shares issued for the exercise of RSUs	6,029	480,100	(480,100)	-	-	-	-	-
Share-based payments	-	-	288,883	-	-	-	-	288,883
Net loss	-	-	-	-	(3,424,825)	-	-	(3,424,825)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	7,173	-	7,173
Translation of foreign operations	-	-	-	-	-	-	(16,060)	(16,060)
Balance at March 31, 2025	5,433,824	$111,222,778	$7,507,087	$3,776,428	$(120,890,654)	$(602,247)	$463,256	$1,476,648
Shares issued - overallotment	100,000	294,000	-	-	-	-	-	294,000
Share issue costs - overallotment	-	(28,030)	-	-	-	-	-	(28,030)
Shares issued for financing	11,887,895	56,907,745	-	-	-	-	-	56,907,745
Share issue costs	-	(7,328,625)	2,225,727	-	-	-	-	(5,102,898)
Shares issued for the exercise of warrant	11,712,347	67,861,616	(2,716,408)	(4,753,719)	-	-	-	60,391,489
Shares issued for the exercise of RSUs	210,709	769,023	(769,023)	-	-	-	-	-
Warrants – equity treatment	-	-	-	1,103,825	-	-	-	1,103,825
Share-based payments	-	-	1,100,074	-	-	-	-	1,100,074
Net loss	-	-	-	-	(19,556,254)	-	-	(19,556,254)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	57,113	-	57,113
Translation of foreign operations	-	-	-	-	-	-	(46,917)	(46,917)
Balance at December 31, 2025	29,344,775	$229,698,507	$7,347,457	$126,534	$(140,446,908)	$(545,134)	$416,339	$96,596,795
Shares issued for financing	5,030,000	48,033,503	-	-	-	-	-	48,033,503
Share issue costs		(5,724,416)	2,976,521	-	-	-	-	(2,747,895)
Shares issued for the exercise of warrant	2,121,164	19,367,257	-	-	-	-	-	19,367,257
Share-based payments	-	-	244,064	-	-	-	-	244,064
Net loss	-	-	-	-	(5,628,866)	-	-	(5,628,866)
Unrealized gain on investments available for sale	-	-	-	-	-	(42,857)	-	(42,857)
Other comprehensive income (loss)	-	-	-	-	-		(39,561)	(39,561)
Balance at March 31, 2026	36,495,939	$291,374,851	$10,568,042	$126,534	$(146,075,774)	$(587,991)	$376,778	$155,782,440

4

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the three months ended
	March 31, 2026	March 31, 2025

OPERATING ACTIVITIES
Net loss	$(5,628,866)	$(3,424,825)
Adjustments for:
Amortization	1,805	2,257
Depreciation	121,251	75,416
Impairment of accounts receivable	(18,020)	186,440
Change in fair value of derivative liability	(1,047,731)	(157,830)
Impairment (recovery) of inventory	105,840	(38,666)
Impairment (Gain) on recovery of notes receivable	-	(25,951)
Finance and other costs	2,412,431	(306)
Gain on disposal of assets	2,472	-
Share-based payments	244,064	288,883
	(3,806,754)	(3,094,582)
Net changes in non-cash working capital items:
Receivables	(97,320)	(190,719)
Inventory	(3,902,630)	(385,650)
Prepaids	1,400,644	(454,793)
Trade payables and accrued liabilities	(1,871,188)	85,162
Customer deposits	(100,607)	(39,768)
Deferred income	4,342	13,704
Cash used in operating activities	(8,373,513)	(4,066,646)

INVESTING ACTIVITIES
Purchase of equipment	(221,942)	(32,427)
Repayment of notes receivable	-	25,951
Cash provided by (used in) investing activities	(221,942)	(6,476)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	68,277,951	-
Share issue costs	(5,160,327)	-
Proceeds from issuance of common shares for warrants exercised	7,171	-
Repayment of lease liabilities	(40,972)	(37,124)
Cash provided by (used in) financing activities	63,083,823	(37,124)

Effects of exchange rate changes on cash	2,694,532	(16,060)
Change in cash	54,488,368	(4,110,246)
Cash and cash equivalents, beginning of period	90,156,821	6,252,409
Cash and cash equivalents, end of period	$147,339,721	$2,126,103

SUPPLEMENTARY CASH FLOW DISCLOSURE
Interest paid in cash	$18,584	$10,506
Interest received	696,736	44,537
Share issue costs in accounts payable	137,516	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the following stock exchanges: NASDAQ: DPRO; CSE: DPRO; FSE: 3U8. The Company’s head office is located at 235 103rd St. E, Saskatoon, SK, S7N 1Y8 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

Recognized as being at the forefront of UAV (“unmanned aerial vehicle”) technology for over two decades, Draganfly is an award-winning, industry-leading manufacturer, contract engineering, and product development company within the commercial UAV space serving the public safety, civil, military, agriculture, industrial inspections, and mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The Company has prepared these financial statements on the basis that it will continue to operate as a going concern. These condensed consolidated interim financial statements include all necessary disclosures required for interim financial statements but do not include all disclosures required for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2025.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 11, 2026.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The condensed consolidated interim financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc. (DII)	Canada	100%
Draganfly Innovations USA, Inc. (DI USA)	US	100%
Dronelogics Systems Inc. (“Dronelogics”)	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

2. BASIS OF PREPARATION (CONTINUED)

Reclassification

Certain prior year amounts have been reclassified to conform to the fiscal 2026 presentation. Overall results were not impacted by the reclassification of items within the Operating Expenses of the Consolidated Statements of Comprehensive Loss. For the quarter ended March 31, 2025 the reclassified amounts were as follows:

	March 31, 2025
	Before	Adjustment	After
Professional fees	$790,177	$(375,057)	$415,120
Office and miscellaneous	$537,689	$166,830	$704,519
Employee and management expenses	$1,641,319	$208,227	$1,849,546

6

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES, AND JUDGEMENTS

These condensed consolidated interim financial statements have been prepared following the same accounting principles and methods of computation as outlined in the Company’s consolidated financial statements for the year ended December 31, 2025. A description of the accounting standards and interpretations that have been adopted by the Company can be found in the notes of the annual consolidated financial statements for the year ended December 31, 2025.

The preparation of the condensed consolidated interim financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed consolidated interim financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. As such, actual results may differ from estimates and the effect of such differences may be material. Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2025.

4. RECEIVABLES

As at	March 31, 2026	December 31, 2025
Trade accounts receivable	$822,660	$947,939
Sales tax receivable	334,262	93,643
	$1,156,922	$1,041,582

The average trade credit allowed on the sale of goods is between 30 and 60 days from the date of shipment. Sales that require deposits are typically agreed to in advance to mitigate the potential for default.

The Company has recognized an allowance for doubtful trade receivables on accounts that are past due by more than 31 days based on best estimates of future expected credit losses and estimated irrecoverable amounts determined by reference to past experiences.

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting year. The concentration of credit risk is limited due to the fact that the customer base is diversified. The provision for expected credit losses is as follows:

Provision for doubtful accounts

Balance at December 31, 2024	$(429,506)
Additional amounts provided for during the year	(302,067)
Trade receivables written off during the year	186,211
Foreign exchange	6,933
Balance at December 31, 2025	(538,429)
Additional amounts provided for during the period	(15,217)
Foreign exchange	(2,802)
Balance at March 31, 2026	(556,448)

During the three months ended March 31, 2026, the Company recorded a provision for doubtful accounts of $15,217 (2025 – $26,703).

7

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

4. RECEIVABLES (CONTINUED)

The Company assumes that the credit risk on a financial asset has increased if it is outstanding beyond the agreed payment terms. The Company considers a receivable to be in default when the customer is unlikely to pay its obligations to the Company in full. The carrying amount of a receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

5. INVENTORY

As at	March 31, 2026	December 31, 2025
Finished goods	$5,351,788	$2,233,225
Work in process	97,476	107,287
Raw materials	2,262,548	1,562,627
	$7,711,812	$3,903,139

During the three months ended March 31, 2026, $1,833,250 (2025 - $1,071,164) of inventory was recognized in cost of sales including an allowance for obsolete and slow-moving inventory of $105,840 (2025 – recovery of allowance for obsolete and slow-moving inventory$38,666).

Cost of sales consist of the following:

For the three months ended	March 31, 2026	March 31, 2025
Inventory	$1,833,250	$1,071,164
Consulting and services	34,357	24,389
Other	96,985	142,074
	$1,964,592	$1,237,627

6. PREPAIDS AND DEPOSITS

As at	March 31, 2026	December 31, 2025
Insurance	$315,281	$526,555
Prepaid other	487,956	214,493
Deposits	2,553,219	4,016,052
	$3,356,456	$4,757,100

8

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

7. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Vehicles	Total
Cost
Balance at December 31, 2024	$130,328	$997,416	$88,889	$60,343	$1,276,976
Additions	62,145	908,221	1,300	-	971,666
Disposals	(28,031)	(135,046)	(38,266)	-	(201,343)
Balance at December 31, 2025	164,442	1,770,591	51,923	60,343	2,047,299
Additions	33,523	188,420	-	-	221,943
Disposals	-	(131,832)	-	-	(131,832)
Foreign exchange	73	9,744	-	-	9,817
Balance at March 31, 2026	$198,038	$1,836,923	$51,923	$60,343	$2,147,227

Accumulated depreciation
Balance at December 31, 2024	$92,676	$591,603	$24,635	$38,520	$747,434
Charge for the year	41,903	205,491	12,568	6,546	266,508
Disposals	(24,246)	(121,765)	(12,706)	-	(158,717)
Balance at December 31, 2025	110,333	675,329	24,497	45,066	855,225
Charge for the period	10,152	83,880	2,771	1,146	97,949
Disposals	-	(120,533)	-	-	(120,533)
Foreign exchange	5	489	-	-	494
Balance at March 31, 2026	$120,490	$639,165	$27,268	$46,212	$833,135

Net book value:
December 31, 2025	$54,109	$1,095,262	$27,426	$15,277	$1,192,074
March 31, 2026	$77,548	$1,197,758	$24,655	$14,131	$1,314,092

Depreciation commences when assets are available for use. Depreciation expense for the quarter ended March 31, 2026 in the amount of $2,317 (2025 - $31,895) is included in the cost of sales.

8. RIGHT OF USE ASSETS

The Company has three leases with expiration dates of May 31, 2026, January 31, 2027, and September 30, 2028.

Total
Cost
Balance at December 31, 2025 and March 31, 2026	$1,455,039

Accumulated depreciation
Balance at December 31, 2024	$1,082,695
Charge for the year	142,728
Balance at December 31, 2025	$1,225,423
Charge for the period	35,681
Balance at March 31, 2026	$1,261,104

Net book value:
December 31, 2025	$229,616
March 31, 2026	$193,935

9

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

8. RIGHT OF USE ASSET (CONTINUED)

Depreciation expense for the period ended March 31, 2026 in the amount of $586 (2025 - $nil) is included in the cost of sales.

	March 31, 2026	December 31,2025
Buildings	$193,935	$229,616

9. LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 11.7% to 13.3%.

Total
Balance at December 31, 2024	$428,021
Interest expense	36,711
Lease payments	(190,857)
Balance at December 31, 2025	273,875
Interest expense	6,742
Lease payments	(47,714)
Balance at March 31, 2026	$232,903

Which consists of:

	March 31, 2026	December 31, 2025
Current lease liability	$125,926	$143,624
Non-current lease liability	106,977	130,251
Ending balance	$232,903	$273,875

Maturity analysis	March 31, 2026	December 31, 2025
Less than one year	$143,889	$165,022
One to three years	114,991	141,519
Total undiscounted lease liabilities	$258,880	$306,541
Amount representing interest	(25,977)	(32,666)
	$232,903	$273,875

Variable lease payments of $47,337, (2025 – $28,807) have been recognized in profit and loss.

10. TRADE PAYABLES AND ACCRUED LIABILITIES

As at	March 31, 2026	December 31, 2025
Trade accounts payable	$1,138,666	$667,396
Accrued liabilities	3,121,581	2,729,947
	$4,260,247	$3,397,343

10

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

11. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

	March 31, 2026	December 31, 2025
Deferred, revenue beginning	$209,748	$86,681
Revenue recognized	(65,364)	(90,781)
Unearned revenues received	67,960	223,426
Foreign exchange	1,747	(9,577)
	$214,091	$209,749
Current portion	$176,663	$165,237
Long term portion	37,428	44,512
	$214,091	$209,749

Deferred revenue of $176,663 as of March 31, 2026 is expected to be recognized as revenue within one year. The remaining is related to long-term support and maintenance arrangements and will be recognized according to the terms of these arrangements over the next 1.9 years.

12. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the three months ended March 31, 2026,

●	On February 23, 2026, the Company issued 5,030,000 common shares and 2,120,000 pre-funded warrants in a financing for $68,277,951 with share issue costs of $8,136,847 ($5,724,416 allocated to equity and $2,412,431 to expense), including $2,976,520 related to broker warrants, for net proceeds of $60,141,104. The value of the issuance was allocated $48,033,503 to common shares and $20,244,448 to the pre-funded warrants as a derivative liability. The pre-funded warrants were fully exercised by March 31, 2026 using the cashless exercise option.

During the year ended December 31, 2025,

●	The Company issued 216,738 common shares for the vesting of restricted share units.
●	On May 5, 2025, the Company issued 1,715,000 units consisting of one common share and one warrant in a financing for $4,973,404 with share issue costs of $829,316, including $163,757 related to broker warrants, for net proceeds of $4,144,088. The value of the issuance was allocated $4,545,997 to the shares and $427,407 to the warrants based on the residual method. This issuance included an overallotment of 100,000 warrants convertible to 100,000 shares.
●	The Company issued 100,000 shares related to the overallotment of the May 5, 2025 share issuance for gross proceeds of $294,000 with share issue costs of $28,030 for net proceeds of $265,970.
●	On June 12, 2025 the Company issued 5,500,000 units consisting of one common share and one warrant in a financing for $18,758,889 with share issue costs of $2,258,143, including $632,798 related to broker warrants, for net proceeds of $16,500,747. The value of the issuance was allocated $18,082,472 to the shares and $676,418 to the warrants based on the residual method.
●	On July 21, 2025 the Company issued 4,672,895 units consisting of one common share and one warrant in a financing for $34,279,276 with share issue costs of $4,100,807, including $1,429,172 related to broker warrants, for net proceeds of $30,178,469. The warrants were valued at $nil based on the residual method.
●	11,712,347 shares were issued for the exercise of warrants
●	The Company incurred share issue costs of $140,000 related to the June 30, 2023 base shelf prospectus and included in share issuance costs.

11

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

12. SHARE CAPITAL (CONTINUED)

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at March 31, 2026, the Company had the following outstanding and exercisable options:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$62.50	3.58	10,464	10,464
April 30, 2020	April 30, 2030	$62.50	4.07	240	240
April 30, 2020	April 30, 2030	$96.25	4.07	4,400	4,400
November 24, 2020	November 24, 2030	$62.50	4.64	1,280	1,280
February 2, 2021	February 2, 2031	$330.00	4.83	1,200	1,200
April 27, 2021	April 27, 2031	$253.75	5.06	3,640	3,640
September 9, 2021	September 9, 2026	$121.00	0.44	1,034	1,034
November 9, 2023	November 9, 2033	$15.75	7.60	1,200	1,200
				23,458	23,458

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2024	31,604	$112.05
Forfeited	(3,746)	113.55
Expired	(4,000)	80.00
Outstanding, December 31, 2025	23,858	$116.34
Forfeited	(400)	347.50
Outstanding, March 31, 2026	23,458	$112.39

No options were granted by the Company during the three months ended March 31, 2026.

During the three months ended March 31, 2026, the Company recorded $nil (2025 – $1,013) in stock-based compensation in relation to the vesting of stock options.

12

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

12. SHARE CAPITAL (CONTINUED)

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have up to a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time.

As at March 31, 2026, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2024	188,100
Vested	(216,738)
Issued	450,964
Forfeited	(9,175)
Outstanding, December 31, 2025 and March 31, 2026	413,151

Each RSU is exercisable into one common share of the Company upon the vesting conditions being met for a period of eighteen months to 3 years from the grant date.

During the three months ended March 31, 2026, the Company recorded share-based payment expense of $244,064 (2025 - $287,869) for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the three months ended March 31, 2026 the Company issued pre-funded warrants (“USD pre-funded Warrants”) where a portion of the funds related to the eventual exercise have already been received with the remaining exercise price in USD. As the pre-funded warrants have a cashless exercise option and were not issued in exchange for services, the value related to the future exercise price of the USD pre-funded Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, the portion of the USD pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The Company valued the prefunded warrants in relation to the Company’s share price as the exercise price of the prefunded warrants was nominal.

13

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

12. SHARE CAPITAL (CONTINUED)

2026 issuances	February issuance
Broker
Volatility	137.94%
Risk free rate	3.45%
Expected life	3 years
Expected dividend yield	0%

2025 issuances	May Issuance	June Issuance	July Issuance
	Broker	Broker	Broker
Volatility	122.15%	125.42%	131.17%
Risk free rate	3.63%	3.85%	3.89%
Expected life	3 years	3 years	3 years
Expected dividend yield	0%	0%	0%

Warrant Derivative Liability

Balance at December 31, 2024	$2,198,121
Exercised	(4,353,939)
Change in fair value of warrants outstanding	2,648,288
Balance at December 31, 2025	$492,470
Pre-funded warrants issued	20,244,448
Warrants and pre-funded warrants exercised	(19,360,086)
Change in fair value of warrants and pre-funded outstanding	(1,047,731)
Balance at March 31, 2026	$329,101

Details of liability warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at March 31, 2026	Fair Value at March 31, 2026	Number of Warrants Outstanding at December 31, 2025	Fair Value at December 31, 2025
Derivative Liability
February 26, 2024 (1)	US$	4.4025	60,715	$329,101	61,911	$492,470
February 23, 2026 (2)		$0.00014	-	-	-	-
			60,715	$329,101	61,911	$492,470

1)	The warrants expire February 26, 2029.
2)	These warrants were exercised during the quarter ended March 31, 2026

14

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

12. SHARE CAPITAL (CONTINUED)

The fair values of the broker warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	March 31, 2026	December 31, 2025
Risk free interest rate	3.66%	3.55%
Expected volatility	140.00%	139.39%
Expected life	2.91 years	3.16 years
Expected dividend yield	0%	0%

The weighted average remaining contractual life of warrants outstanding as of March 31, 2026, was 2.9 years (2025 – 4.5 years).

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2024	3,717,502	$5.16
Issued	12,587,289	5.81
Exercised	(11,712,348)	4.80
Outstanding, December 31, 2025	4,592,443	$6.90
Issued	2,477,500	11.97
Exercised	(2,121,196)	0.0037
Outstanding, March 31, 2026	4,948,747	$7.27

As at March 31, 2026, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
October 30, 2023	October 30, 2026		$23.20	12,800
February 26, 2024	February 26, 2029	US$	4.4025	60,715
May 5, 2025	May 5, 2030		$3.9779	7,500
June 12, 2025	June 12, 2030		$5.0768	1,014,500
July 21, 2025	July 21, 2030		$7.3579	3,495,732
February 23, 2026	February 23, 2029		$11.9744	357,500
				4,948,747

The weighted average remaining contractual life of warrants outstanding as of March 31, 2026, was 4.16 years (December 31, 2025 – 4.5 years).

13.	SEGMENTED INFORMATION

As at and for the three months ended March 31, 2026 the Company operates in 2 reportable segments (as at and for the year ended December 21, 2025 – 2). The Company organizes its two segments based on its product line as well as a corporate segment. The two segments are Drones and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV) while the Corporate segment includes all costs not directly associated with the Drone segment. The Company aggregates the information for the segments by analyzing the revenue stream and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

15

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

13. SEGMENTED INFORMATION (CONTINUED)

The board of the Company relies on executive management which assesses the financial performance and position of the group and makes strategic decisions. Executive management, which has been identified as being the chief operating decision maker, consists of the chief executive officer, chief operating officer and chief financial officer.

March 31, 2026	Drones	Corporate	Total
Sales of goods	$2,232,132	$-	$2,232,132
Provision of services	80,221	-	80,221
Total revenue	2,312,353	-	2,312,353
Segment loss	430,012	3,244,075	3,674,087
Finance and other costs	678,152	-	678,152
Depreciation	120,536	715	121,251
Amortization	1,805	-	1,805
Change in fair value of derivative liability	-	1,047,731	1,047,731
Write down of inventory (note 5)	105,840	-	105,840
Net loss for the period	$1,336,345	$4,292,521	$5,628,866

March 31, 2025	Drones	Corporate	Total
Sales of goods	$1,541,811	$-	$1,541,811
Provision of services	5,904	-	5,904
Total revenue	1,547,715	-	1,547,715
Segment loss	1,872,918	1,295,088	3,168,006
Finance and other costs	34,031	-	34,031
Depreciation	72,221	3,195	75,416
Amortization	2,257	-	2,257
Change in fair value of derivative liability	-	157,830	157,830
Loss on write-off of notes receivable	-	25,951	25,951
Recovery of write down of inventory (note 5)	(38,666)	-	(38,666)
Net loss for the period	$1,942,761	$1,482,064	$3,424,825

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

	March 31, 2026	December 31, 2025
Non-current assets
Canada	$940,435	$980,758
United States	630,470	548,473
	$1,570,905	$1,529,231

	For the three months ended March 31,
	2026	2025
Revenue
Canada	$2,308,375	$1,544,083
United States	3,978	3,632
	$2,312,353	$1,547,715

16

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

14. OFFICE AND MISCELLANEOUS

	For the three months ended March 31,
	2026	2025
Advertising, marketing, and investor relations	$528,214	$223,984
Compliance fees	115,631	79,095
Business development	572,589	53,908
General freight	118,827	69,250
Subscription, membership & IT support	182,181	57,773
General office	368,666	220,509
	$1,886,108	$704,519

15. OTHER EXPENSE

	For the three months ended March 31,
	2026	2025
Share issue costs	$2,412,431	$-
Write off of accounts (payable) receivable	15,217	(24,473)
Other	(200)	23
	$2,427,448	$(24,450)

16. RELATED PARTY TRANSACTIONS

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of consultants and the costs of all charges are based on the fees set in the Agreement. For the three months ended March 31, 2026, the Company incurred fees of $99,577 (2025 - $93,283). As at March 31, 2026, the Company was indebted to this company in the amount of $nil (2025 - $9,524).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement. For the three months ended March 31, 2026, the Company incurred fees of $155,193 (2025 - $104,226). As at March 31, 2026, the Company was indebted to this company in the amount of $nil (2025 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. On May 9, 2022, Scott Larson ceased to be President of the Company and entered into an agreement to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the three months ended March 31, 2026, the Company incurred fees of $61,666 (2025 - $2,861). As of January 19, 2026 the contract for consulting services was terminated.

For the three months ended March 31, 2026 and 2025 salary and commissions were paid to family members of key management. In addition, during 2025, one family member was paid as a contractor prior to becoming an employee. The amounts paid for March 31, 2026 were $76,795 (2025 - $19,053).

17

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

As at March 31, 2026, the Company had $117,309 (2025 - $155,475) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three months ended March 31, 2026 and 2025 included:

	For the three months ended March 31,
	2026	2025
Director fees	$119,498	$132,651
Salaries	371,908	217,510
Share-based payments	150,360	194,200
	$641,766	$544,361

Other related party transactions

	For the three months ended March 31,
	2026	2025
Management fees paid to a company controlled by CEO and director	$155,193	$104,226
Management fees paid to a company that the CEO holds an economic interest in	99,577	93,283
Salary and commission paid to family of key management	76,795	19,053
Management fees paid to a company controlled by a director	61,666	2,861
	$393,231	$219,423

17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that of an unexpected loss if a customer or third party fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and receivables. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company performs credit evaluations of its customers to reduce the credit risk of receivable balances.

18

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Receivables

Receivables primarily consist of trade receivables, accrued receivables and taxes receivable. The Corporation’s exposure to credit risk is associated with trade receivables and the potential risk that any customer is unable to pay amounts due. Allowances for doubtful accounts and bad debts are estimated as at the balance sheet date. The amounts reported for trade receivables on the balance sheet are net of allowances for doubtful accounts and the net carrying value represents the Corporation’s maximum exposure to credit risk.

Management reviews past due trade receivables balances on a continuous basis to monitor potential credit risks. Accounts are considered for impairment on a case-by-case basis when they are past due or when objective evidence is received that a customer may default. A number of factors are considered in determining the likelihood of impairment. All bad debt write-offs and changes in the doubtful trade receivables reserve are expensed or credited, as applicable, to selling expenses in the condensed consolidated interim statement of comprehensive loss.

Draganfly believes that credit risk associated with its trade receivables is limited for the following reasons:

●	Trade receivables balances are spread amongst a broad customer base;
●	The aging profile of trade receivables balances is systematically monitored by management; and
●	Payments for larger orders are requested at least partially in advance of products being shipped

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following table summarizes the sensitivity of the fair value of the Company’s risk to foreign exchange rates, with all other variables held constant. Fluctuations of 10 percent in the foreign exchange rate between US dollars and Canadian dollars could have resulted in a change impacting net loss upon consolidation as follows:

	March 31, 2026			March 31, 2025
	USD	Change in currency	Effect on after tax loss	USD	Change in currency	Effect on after tax loss
Net monetary assets	$103,619,836	10%	$14,479,030	$1,299,964	10%	$210,406
Net monetary liabilities	(532,842)	10%	(74,273)	(111,440)	10%	(16,022)

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Cash, equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the condensed consolidated interim statements of financial position. These financial assets and liabilities are measured at fair value through profit and loss.

March 31, 2026	Level 1	Level 3	Total
Cash	$147,339,721	$-	$147,339,721
Equity securities in investee companies	28,571	-	28,571
Derivative liability	-	(329,101)	(329,101)
Total	$147,368,292	$(329,101)	$147,039,191

December 31, 2025	Level 1	Level 3	Total
Cash	$90,156,821	$-	$90,156,821
Equity securities in investee companies	71,429	-	71,429
Derivative liability	-	(492,470)	(492,470)
Total	$90,228,250	$(492,470)	$89,735,780

19

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2026

Expressed in Canadian Dollars (unaudited)

17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrants derivative liability at initial recognition and at year end has been calculated using the Black Scholes Option Pricing Model	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The price was higher (lower)

● The risk-free rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair value of the derivative liability, reasonable possible changes to the expected volatility, the most significant unobservable input would have the following effects:

		Impact on comprehensive loss
Unobservable Inputs	Change	Three months ended March 31, 2026	Year ended December 31, 2025
Volatility	20%	$22,330	$25,437

18. SUBSEQUENT EVENT

On April 15, 2026 the company granted 2,011,903 RSU’s to employees, executives and directors with a total value of $8.4 million. 1,320,445 of the RSU’s issued to executives have performance criteria for vesting to occur.

20